Exhibit 99.1

Trading Statement

First Quarter Fiscal Year 2013

Sales Performance in First Quarter Provides a Mixed Picture

Outlook FY 13 Reaffirmed

Amsterdam, October 23, 2012

Key Messages First Quarter Fiscal Year 2013

•	Total segment sales up 1.1%, like for like[1]; reported segment sales up 2.0%

•	Key Western European countries continue to perform well

•	L’OR capsules show strength and are expanding

•	Innovations are gathering momentum

•	Weakness in Germany and Out of Home

CEO Statement

“Our top line performance shows, as anticipated, a mixed picture in the first quarter of fiscal year 2013”, said CEO Michiel Herkemij. “Our key Western European countries show encouraging performance with high single-digit growth rates in France and Spain and a solid performance in the Netherlands. On the other hand, performance in Germany was negatively impacted by the most recent price increase.

We clearly see our innovation and premiumization initiatives gathering momentum, delivering 1.8% mix growth. L’OR capsules continue to perform very well and we have now launched this successful product in Australia. The relaunch of the Senseo product offering, including quality improvements and better packaging, has been completed and the full automatic bean-to-cup Senseo Sarista concept has been launched in the Netherlands in October. Looking at the quarterly phasing, our strong innovation pipeline as well as the tailwind from lower green coffee prices, we reaffirm our outlook.”

[1]	Like for like (LFL) growth is at constant scope of consolidation and constant exchange rates

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OUTLOOK CONFIRMED

Based on the company’s anticipated quarterly phasing, its strong innovation pipeline as well as the tailwind from lower green coffee prices, the company remains confident to grow its FY 12 total segment sales of € 2,658 mln by 3 to 5% while improving its FY 12 underlying EBIT margins of 12.3% by 150 to 200 bps in the first 12 months2 of fiscal 2013. This outlook is based on constant scope of consolidation, constant exchange rates, excluding unusual items and barring unforeseen circumstances.

SALES PERFORMANCE FIRST QUARTER FY 13

		Change
First Quarter FY 13	Sales (€ mln)	LFL[3]	Reported
Retail – W-Europe	292	0.4%	0.9%
Retail – Rest of World	196	4.0%	3.2%
Out of Home	151	(1.3)%	2.9%

Total segment sales	639	1.1%	2.0%

Non-allocated[4]	6

Total sales	645		(1.5)%

Total segment sales increased 1.1% to € 639 mln, on a like for like basis, in the first quarter of FY 13. This performance was driven by +1.8% mix growth, reflecting the company’s innovation and premiumization initiatives. Pricing also contributed positively to growth at +2%, driven by the price increase in Brazil to offset rising robusta coffee prices. Volume performance showed an encouraging improvement in the company’s key Western European countries, offset by weak volume performance in Germany and soft volume performance in Retail – Rest of the World, most notably Brazil and Poland. Volumes therefore showed a decline of (2.7)% in the quarter. Acquisitions contributed 1.2% to the reported growth and currency translation effects negatively impacted growth by (0.3)%. Total segment sales increased by 2.0% on a reported basis.

Retail – Western Europe

The key Western European markets continued to perform well in the first quarter. In the Netherlands and France, the value market share improvements of the preceding six months were sustained. Spain achieved a record-high market share of 26% in the quarter. In these 3 countries, retail prices as well as competitive price positions remained virtually unchanged. In Germany performance was impacted by the most recent price increase that has proven to be too aggressive. Corrective measures, including a price decrease have been implemented in Germany to reverse this trend.

The roast and ground premium launch in the Netherlands continues to do well, thereby continuing to provide a positive growth stimulus to the overall roast and ground category in the Netherlands. The L’OR capsules continued to perform very well while the relaunch of the Senseo product offering, including quality improvements and better packaging, has been completed. The new and unique full automatic bean-to-cup Sarista concept is now launched in the Netherlands since the start of October and has received a lot of attention in the public domain.

[2]	The company’s fiscal year 2013 runs from July 1, 2012 until December 31, 2013. Thereafter, the company intends to report on a calendar year basis.
[3]	LFL growth is at constant scope of consolidation and constant exchange rates
[4]	Non-allocated sales represent green coffee export sales. Management has announced to bring these sales down to around € 45 mln by the end of FY 13.

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Retail – Rest of World

Sales increased 4.0% on a like for like basis in the first quarter. This growth was predominantly driven by Brazil. Growth in Brazil was, however, tempered by the enforcement of the business practices. Poland witnessed a temporary soft performance due to a high comparable in the same period last year driven by increased trade orders as a result of price increase announcement in Q1 FY12. Australia continued to perform well and has launched the successful L’OR capsules concept under the Piazza d’Oro brand. In Brazil, Senseo Pilão has been relaunched with enhanced blends and new packaging.

Out of Home

Due to the general challenging dynamics in the out of home markets, sales in the Out of Home segment decreased by 1.3% on a like for like basis in the quarter. Performance continues to be impacted by slightly lower volumes and a negative mix effect as a result of the customer’s tendency to opt more often for lower priced instant machines. The decrease in volume and mix was largely offset by higher pricing. In September, new leadership has been installed and various initiatives are being implemented to optimize the product portfolio, reinforce commercial effectiveness and reduce organizational complexity.

OTHER INFORMATION

Investigation Brazil Completed

The independent investigation related to Brazil has been completed and has not revealed any new material findings. Based on the results of the investigation, the company has taken appropriate action to reinforce and enhance the internal control over financial reporting and governance procedures in its Brazilian operations. These remedial actions include, among others, adopting enhanced internal audit procedures, strengthening the Global Business Practices function in Brazil and making appropriate changes in the Brazilian management and finance teams. As a consequence of the latter, Juan Carlos Dalto will start as the new CEO of the company’s Brazilian operations on November 1, 2012.

A live and on-demand audio web cast of the analyst & investor conference call will be available on October 23, 2012, from 10:00 am CET onwards. The related presentation slides will be available on-line from 7:45 am CET onwards on October 23. A transcript of the conference call will be made available as soon as possible after the end of the conference call. Please click here to go directly to the webcast and transcript.

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Appendix 1

EXPLANATION OF NON-IFRS FINANCIAL MEASURES

This Trading Statement refers to like for like sales growth and underlying EBIT margin, which are measures that are not recognized under IFRS or other generally accepted accounting principles (GAAP). The company has included these measures as the company uses these measures in operating its business and because it believes that these measures are useful to investors, and other users of its financial information, in helping them to understand the company’s underlying business performance.

The definition of these non-IFRS measures are as follows:

Like for like sales represents sales, excluding green coffee export sales as reported in ‘Non Allocated’, calculated at constant exchange rates and adjusted to eliminate acquisitions to the extent they are not included in both periods.

Underlying EBIT represents profit for the period before share of profit from associates, finance income / (costs), income tax expense and is adjusted to exclude a) income or charges that management believes are unrelated to its core operating results and that are excluded in determining segment profit and b) excludes the EBIT related to green coffee export as well as c) a part of the impact of adjustments related to Brazil that the company deems to be non-recurring going forward.

The following table provides a reconciliation between total segment sales and like for like total segment sales.

Like for like sales growth

(€ mln)	Q1 FY 13	Q1 FY 12	Change
Total segment sales	639	626	2.0%

Adjustments:
Foreign exchange	(6)	(7)
Acquisitions	(7)	0

Like for like total segment sales	626	619	1.1%

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Appendix 2

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition, from time to time, in oral and written statements, representatives of D.E MASTER BLENDERS 1753 (the Company) discuss their expectations by making forward-looking statements regarding the Company. Forward-looking statements are generally but not always preceded by terms such as “intends”, “expects”, “projects”, “anticipates”, “likely” or “believes”. Forward-looking statements represent only the Company’s beliefs regarding the future many of which are by their nature inherently uncertain. The Company’s actual results may differ, possibly materially, from those expressed or implied in the forward-looking statements. Consequently, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. Among the factors that could cause the Company’s actual results to differ from such forward-looking statements are those described in the Annual Report on Form 20-F filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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